JPMorgan Trust IV

270 Park Avenue

New York, New York 10017

VIA EDGAR

August 28, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     JPMorgan Trust IV – File No. 811-23117 – Post-Effective Amendment (“PEA”) No. 55

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust IV (PEA No. 55) (the “Trust”), filed on June 29, 2018, with respect to the registration of the JPMorgan Securities Lending Money Market Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), scheduled to become effective on or about September 12, 2018. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

General

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker prior to its launch.

Response: The update will be made prior to the public offering of shares of the Fund.

Fees and Expenses of the Fund

2.

Comment: Service fees are listed in the Annual Fund Operating Expenses table as “none.” If the Agency SL Class Shares of the Fund do not charge a service fee, please consider removing the line item from the table.

Response: The Trust prefers to retain the current format. While there are no Service Fees for the Agency SL Class Shares of the Fund, other share classes of the JPMorgan money market funds do have a Service Fee and the Trust prefers to maintain this approach.

3.	Comment: Please confirm that the fee waivers will be in effect for at least one year and that no recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Trust confirms that the fee waivers will be in effect for at least one year and that under the terms of its fee waiver agreement, the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

The Fund’s Main Investment Risks

4.

Comment: The “Risk/Return Summary – The Fund’s Main Investment Risks” section includes “Industry and Sector Focus Risk.” If the Fund will focus in an industry or sector other than banking, please consider disclosing the specific risks associated with that industry or sector.

Response: Although certain investments used by the Fund as part of its principal investment strategy may be impacted by the performance of various sectors or industries, the Fund does not have a current intention to concentrate in a specific industry other than banking. To the extent that the Fund’s investments may be impacted by the performance of various sectors or industries, the Fund believes that the risks of these investments are already disclosed in the “Risk/Return Summary” section and, therefore, additional risk disclosure should not be added to “Industry and Sector Focus Risk.”

5.	Comment: Given the limitations on eligible investors for the Fund, please supplementally explain why the Fund is being registered under the 1933 Act.

Response: The Trust believes that registration under the 1933 Act will make it more attractive to potential investors.

Statement of Additional Information (“SAI”)

6.

Comment: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration …does not apply to securities issued by other investment companies.” Please note that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The staff also cites Section 48(a) under the 1940 Act, which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Trust believes that the Fund’s current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

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